                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                          REVIEW OF GOVERNANCE POLICIES


Toronto, December 16, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced today that it had commissioned a complete review of the governance policies and practices applicable to its Board of Directors and management, and to recommend revisions as appropriate. To that end, Hollinger Inc. has retained Ms. Carol Hansell, of Davies Ward Phillips & Vineberg LLP, and Major General Richard Rohmer, OC QC, Counsel to the law firm of Rohmer & Fenn, to carry out the review and to report back to the Board in January, 2005 with their recommendations.

--------------------------------------------------------------------------------

                                   Biographies

Ms. Hansell is a Partner in the Toronto law firm Davies Ward Phillips & Vineberg LLP with a particular expertise in corporate governance. She is recognized as a leading practitioner by International Who's Who of Conference Governance Lawyers. Ms. Hansell regularly advises boards and their committees on their governance practices and has written and published a number of papers, articles and commentaries on this topic. She is the author of What Directors Need to
Know: Corporate Governance, a resource for corporate directors, and Directors and Officers in Canada: Law and Practice, a loose-leaf service, and is a contributing editor to Corporate Governance, a quarterly journal. She served as a member of staff for The Toronto Stock Exchange's Committee on Corporate Governance in Canada (which produced the Dey Report) and provided advice to the Joint Committee on Corporate Governance (which produced the Saucier Report). Ms. Hansell is also Co-Chair of the Corporate Governance (International Developments) subcommittee of the American Bar Association.

Major General Rohmer is one of Canada's most decorated citizens. A RCAF fighter pilot in World War II, he concluded his career in the Canadian Armed Forces after serving as Chief of Reserves. He is Counsel to the law firm of Rohmer & Fenn, is a best-selling author, has twice served as Chancellor of the University of Windsor, is the patron of the Toronto branch of St. John's Ambulance, is the Honorary Chief Superintendent of the Ontario Provincial Police and is the Honorary Chief of the Toronto Emergency Medical Service. His many awards include Officer of the Order of Canada, Commander of the Order of Military Merit, Distinguished Flying Cross, Order of Ontario and Queen's Counsel. He has served on the Boards of Directors of several corporations and was an independent Director of Hollinger from January to August, 2004.


--------------------------------------------------------------------------------

Hollinger Inc.'s principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International Inc. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com